UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 30 November, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For immediate release	30th November 2010

AIB - CAPITAL REQUIREMENTS

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] is making the following announcement following the statements made on 28th November by the Irish Government and Central Bank of Ireland.

We note that AIB's additional capital requirement has been set at €5.265bn by the Central Bank of Ireland, to be raised by the end of February 2011. The total core tier one capital (CT1) still to be raised by AIB has been estimated by the Central Bank of Ireland at c.€9.8bn and arrived at as follows:

PCAR	€bn
30th March CT1 requirement	c. 4.9
30th September additional CT1 requirement	c. 3.0
28th November additional CT1 requirement	c. 5.3
Business disposals (Poland & M&T)	c. (3.4)
Total	c. 9.8

The estimated impact of the total remaining capital injection of €9.8bn is to increase AIB's pro forma CT1 at 31st December 2010 to c.14%.

The Irish State will subscribe for the incremental capital requirement that AIB does not raise from other sources.

The terms of the support package, agreed by the Irish Government with the European Commission, European Central Bank and the IMF, also require Irish banks to undertake restructuring programmes. In AIB's case, and as previously announced, a comprehensive review process is underway that aims to define the appropriate future size, structure and strategy of the bank.

We believe that the increased capital requirements, associated liquidity benefits and accompanying statements of ongoing international support are important measures designed to restore confidence in the Irish banking system, of which AIB is confirmed as an essential part.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  30 November, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.